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                                  EXHIBIT 12.1

                          BOSTON SCIENTIFIC CORPORATION

   STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Unaudited)
                                 (In thousands)

                                                                                  Year Ended December 31,
                                                            --------------------------------------------------------------------
                                                                2001          2000          1999          1998         1997
                                                            --------------------------------------------------------------------
Fixed charges:
       Interest expense                                          $ 59,644      $ 69,502     $ 117,567     $ 67,573     $ 14,285
       Capitalized interest                                                                       650        4,460        4,976
       Debt issuance costs                                          1,436         1,300         3,521        1,675           65
       Interest portion of rental expense                          11,563        14,748        15,126       16,361       14,354
                                                            --------------------------------------------------------------------
          Total fixed charges                                    $ 72,643      $ 85,550     $ 136,864     $ 90,069     $ 33,680
                                                            ====================================================================

Earnings:
       Income (loss) before income taxes and cumulative
        effect of change in accounting                           $ 42,916     $ 526,751     $ 562,468    ($275,314)   $ 215,131
       Fixed charges per above                                     72,643        85,550       136,864       90,069       33,680
       Net distributed/(undistributed) equity in
        earnings of equity investees                              (13,200)       12,926        (1,375)
       Less: capitalized interest                                                                 650        4,460        4,976
                                                            --------------------------------------------------------------------
          Total earnings, as adjusted                           $ 102,359     $ 625,227     $ 697,307    ($189,705)   $ 243,835
                                                            ====================================================================

Ratio of earnings to fixed charges                                   1.41          7.31          5.09                      7.24
                                                            ====================================================================

Coverage deficiency (1)                                                                                  ($279,774)
                                                                                                      =============

Supplamental pro forma coverage deficiency (2)                                                           ($345,507)
                                                                                                      =============
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    (1)Includes noncash special charges of $646 million recorded in connection with the acquisition of Schneider Worldwide and other merger-related initiatives.

    (2)Reflects the coverage deficiency as if the acquisition of Schneider
       Worldwide occurred at the beginning of 1998, with pro forma adjustments to give effect to amortization of intangibles, an increase in interest expense on acquisition financing and certain other adjustments.